Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637

August 10, 2012 VIA EDGAR Edward P. Bartz Staff Attorney Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 Re: DNP Select Income Fund Inc. File Nos. 333-180183 and 811-4915	Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com Lawrence R. Hamilton Direct Tel +1 312 701 7055 Direct Fax +1 312 706 8333 lhamilton@mayerbrown.com

Dear Mr. Bartz:

On behalf of the above-captioned registrant (the “Fund”), enclosed for your information and review are responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 13, 2012 regarding the Fund’s March 16, 2012 registration statement on Form N-2 relating to the proposed offering of transferable rights to subscribe for newly issued shares of common stock (“Common Shares”) of the Fund (the “Rights Offering”). This correspondence is being filed in electronic format today with the Commission. These responses are also being incorporated into Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 under the Securities Act of 1933 (File No. 333-180183) and the Investment Company Act of 1940 (File No. 811-4915) (the “Amended Registration Statement”), which is also being filed in electronic form today with the Commission.

This letter responds to the Staff’s comments on a point-by point basis. Each of the Staff’s comments is set forth below in italics (with page references unchanged) and is followed by the Fund’s response (with page references to the Amended Registration Statement). Unless otherwise noted, defined terms have the same meanings as in the Amended Registration Statement. For reference, we have attached copies of the relevant pages from the Amended Registration Statement reflecting the revisions noted. Capitalized terms used and not defined herein have the respective meanings assigned such terms in the Amended Registration Statement.

Prospectus

Cover Page

1.	The third sentence of the second paragraph of this page states that “[t]he Rights entitle the holders to purchase one new Common Share for every [•] Rights held (1-for-[•]).” Please confirm that the Fund will not issue more than one Common Share for every three Rights held. Additionally, please explain to us how this offering of transferable rights will comply with Section 23(b) of the Investment Company Act of 1940 (the “1940 Act”). See Association of Publicly Traded Investment Funds (SEC Staff No-Action Letter (Aug. 2, 1985)); and Pilgrim Regional Bank Shares, Inc. (SEC Staff No-Action Letter (Dec. 11, 1991)).

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mr. Edward P. Bartz

Securities and Exchange Commission

August 10, 2012

Response:

The Fund confirms that it will not issue more than one new Common Share for every three Rights held as part of the Rights Offering. As described in the prospectus in the Amended Registration Statement (the “Prospectus”), the Fund will issue one new Common Share for every eight rights held.

The Fund also confirms that the Rights Offering will comply with Section 23(b) of the 1940 Act and will satisfy the conditions set forth the Staff guidance referenced above. Specifically, the Fund believes that:

•

The Rights Offering will be non-discriminatory (except for the possible de minimis effect of not offering fractional shares). Rights to be issued under the Rights Offering will be granted on the basis of the number of Common Shares owned by the Record Date Shareholder as of the Record Date and each Record Date Shareholder will receive the same ratio of Rights for each Common Share owned on such date. Under Maryland law and the Fund’s charter, the Fund’s shareholders have no preemptive rights.

•

The Fund will use its best efforts to ensure an adequate trading market for use by Record Date Shareholders who do not exercise their Rights. As described in the Prospectus, the Rights will be transferable, which will afford non-participating Record Date Shareholders the potential of receiving a cash payment upon the sale of the Rights, receipt of which may be viewed as partial compensation for any dilution of their interests that may occur as a result of the Rights Offering. The Fund will use its best efforts to ensure that an adequate trading market for the Rights will exist by applying for the Rights to be listed on the NYSE and by retaining a Dealer Manager, a Subscription Agent and an Information Agent for the Rights Offering.[1] Assuming the listing application is approved by the NYSE, Record Date Shareholders will be able to purchase and sell Rights through the usual brokerage channels or sell Rights through the Subscription Agent.

In addition, the Fund believes that the Rights Offering will result in a net benefit for existing Common Shareholders, including those who do not exercise their Rights. The Rights Offering is expected to result in an increase in the Fund’s assets available for investment and the new capital will enable the Fund to take advantage more fully of available and emerging investment opportunities (particularly with respect to master limited partnerships) without having to sell portfolio securities that the Fund’s investment adviser believes should be held (see related discussion on pages 1 and 23 of the Prospectus). If the Rights Offering is well-subscribed, it will marginally reduce the Fund’s expense ratio (since the Fund’s fixed costs will be spread over a larger asset base). Lastly, because the Fund is

[1]	In connection with the Rights Offering, the Dealer Manager will provide financial structuring and solicitation services as well as solicit the exercise of Rights and participation in the Over-Subscription Privilege by Record Date Shareholders, the Subscription Agent will provide services related to the distribution of the subscription certificates and the issuance and exercise of Rights to subscribe as set forth in the Prospectus, and the Information Agent will provide communication, dissemination and other related services.

Mr. Edward P. Bartz

Securities and Exchange Commission

August 10, 2012

currently trading at a premium to net asset value (“NAV”) and has historically traded at a significant premium, the Fund believes there is a strong possibility that the Subscription Price will be at a premium to NAV per share, so that the Rights Offering may result in an increase in the NAV per share of the Common Shares and thus be accretive for existing shareholders.

Prospectus Summary — The Fund at a Glance — Portfolio Contents (Page 7)

2.	Disclosure in this section states that the Fund invests in fixed income securities, such as bonds. Please describe the credit quality and maturity policies the Fund uses in selecting fixed income securities.

Response:

The Fund’s credit quality policy is described on page 46 of the Prospectus: the Fund will generally purchase a fixed income security only if, at the time of purchase, it is rated investment grade, although the Fund is not required to divest itself of a security that falls below investment grade. Page 46 also states that while the Fund does not have a specific maturity policy, it generally does not purchase fixed income securities with maturities longer than 30 years.

After consideration of the Staff’s comment, the Fund has added a summary of these credit quality and maturity policies to the “Portfolio Contents” section of the Prospectus Summary on page 7 of the Prospectus.

Prospectus Summary — The Fund at a Glance — Use of Leverage (Page 7)

3.	The third paragraph of this section states that the Fund may add leverage using derivative transactions such as credit default swaps and futures contracts. Please discuss how these derivatives will be valued for purposes of calculating the Fund’s “managed assets.”

Response:

After consideration of the Staff’s comment, disclosure has been added to pages 8-9 and 52 of the Prospectus to clarify that while the Fund does not currently engage in the above derivatives transactions, if the Fund does utilize credit default swaps or futures contracts in the future, it will value such derivative instruments using mark-to-market accounting in accordance with valuation procedures adopted by the Board of Directors.

Prospectus Summary — The Fund at a Glance — Risk Factors (Page 15)

4.	Derivatives Risk. This paragraph describes the Fund’s exposure to credit risk with respect to the counterparties to the derivatives contracts purchased by the Fund. Please explain to us whether the Fund attempts to mitigate this risk by limiting the amount of its exposure to each individual counterparty. We may have additional comments after reviewing your response.

Mr. Edward P. Bartz

Securities and Exchange Commission

August 10, 2012

Response:

After consideration of the Staff’s comment, disclosure has been added to pages 16 and 69 of the Prospectus to clarify that although the Fund does not currently utilize any derivatives instruments, should it engage in any derivatives transactions in the future, the Fund will limit its exposure to any one derivatives counterparty to 25% of its total assets.

Summary of Fund Expenses (Page 18)

5.	The methodology used to convert the Fund’s management fees to a percentage of net assets, as described in footnote (3) to the table of Annual Expenses, is very technical, and does not appear to result in a fee calculation that is based on the Fund’s net assets. Please explain to us how this methodology results in a fee calculation based on net assets.

Response:

After consideration of the Staff’s comment, the Fund has revised footnote (3) on page 20 of the Prospectus to read as follows:

“Management fees are charged to the Fund on the basis of the weekly managed assets of the Fund, but have been converted to a percentage of net assets attributable to solely Common Shares of the Fund for purposes of the fee table presentation.”

The Offer — Over-Subscription Privilege (Page 25)

6.	The last sentence of this section states that the Fund will not offer or sell any Common Shares that are not subscribed for pursuant to the Primary Subscription or the Over-Subscription Privilege. Please explain to us supplementally what the Fund will do with such shares, e.g., de-register them.

Response:

It is the Fund’s current intention to de-register any Common Shares that are not subscribed for pursuant to the Primary Subscription or the Over-Subscription Privilege.

Mr. Edward P. Bartz

Securities and Exchange Commission

August 10, 2012

The Offer — Dilution and Effect of Non-Participation in the Offer (Page 36)

7.	The first paragraph of this section states that the economic impact of the Offer on Common Shareholders will result in immediate dilution of the net asset value per Common Share if the Subscription Price is less than the net asset value per Common Share, and that such dilution would disproportionately affect non-exercising Common Shareholders. Please provide a table in this section showing several examples of the potential dilution of the net asset value per Common Share on both exercising and non-exercising Common Shareholders at various Subscription Prices below net asset value.

Response:

As described in the Prospectus, the Fund has established a minimum Subscription Price equal to 112% of net asset value per Common Share on the Expiration Date. Because of that Subscription Price floor, which was established by the Fund’s Board of Directors on August 9, 2012, it is not possible for the Subscription Price to be below net asset value. The Board of Directors felt comfortable setting such a high Subscription Price floor because the Fund’s Common Shares have traded since 1990 at a premium to net asset value over 95% of the time, and the premium at the market close on August 8, 2012 was approximately 27.2%. The prospective dealer manager for the Offer has advised the Fund that based on the current net asset value of $8.66 per share, if the Subscription Price were set at the minimum, and taking into account the estimated expenses of the Offer, the projected dilution to net asset value per share would be approximately three cents per share. When I discussed these facts with the Staff on the telephone today, I was advised that adding a dilution table would not be necessary.

The Fund’s Investments — Investment Objectives and Policies — Other Significant Investment Policies and Restrictions (Page 41)

8.	This section provides that the Fund’s industry concentration policy may be changed by the Board of Directors without the approval of the Fund’s shareholders. Since industry concentration is a fundamental policy requiring shareholder approval, please revise this section. See Section 13(a)(3) of the 1940 Act.

Response:

After consideration of the Staff’s comment and in an effort to better organize the Amended Registration Statement and avoid repetition, the section entitled “Other Significant Investment Policies” on pages 44-45 of the Prospectus has been deleted since a discussion of the Fund’s other significant investment policies is already provided on page 4 of the Statement of Additional Information (“SAI”). The foregoing deletion eliminates the statement that caused the Staff’s concern. In addition, the section caption on page 42 that used to read “Investment Objectives and Policies” has been revised to read “Investment Objectives and Principal Investment Strategy” in order to describe more precisely the content of this section (after giving effect to the above deletion).

Mr. Edward P. Bartz

Securities and Exchange Commission

August 10, 2012

Certain Provisions in the Charter and Bylaws and Certain Provisions of Maryland Law —Anti-Takeover Provisions in the Charter and Bylaws (Page 80)

9.	This section describes the provisions in the Fund’s Charter and Bylaws that would effectively delay, defer, or prevent a change of control. Please provide additional disclosure discussing the Board’s rationale for adopting these provisions, and the positive and negative effects of these provisions for shareholders. See Guide 3 to Form N-2.

Response:

As requested, the Fund has included additional disclosure on page 81 of the Prospectus discussing the Board’s rationale for adopting anti-takeover provisions in the Fund’s Charter and By-laws and the effects of these provisions for shareholders.

Statement of Additional Information

Investment Objectives and Policies — Fundamental Investment Restrictions (Page 2)

10.	The disclosure in the prospectus (page 7) states that the Fund concentrates in the utilities industry. Please revise Fundamental Investment Restriction (2) to state that the Fund will concentrate in the utilities industry.

Response:

The Fund believes that Fundamental Investment Restriction (1) on page 2 of the SAI, which has been in effect during the 25 years since the Fund’s initial public offering in 1987, makes clear that the Fund’s investment strategy concentrates in the utilities industry. As such, the Fund does not believe that a revision of Fundamental Investment Restriction (2) to reiterate the concentration policy set forth in Fundamental Investment Restriction (1) is necessary, especially since any revision of a fundamental investment restriction would require shareholder approval under Section 13(a)(3) of the 1940 Act.

However, having discussed the Staff’s comment with the board of directors of the Fund (the “Board”), I can report that the Board is willing to recommend to the Fund’s shareholders, at the next annual meeting in 2013, that Fundamental Investment Restriction (2) be revised to state, in pertinent part: “The Fund shall not invest more than 25% of its total assets (valued at the time of investment) in securities of companies engaged principally in any one industry other than the utilities industry . . .” (emphasis added to highlight the replacement of the word “may” with “shall”).

Mr. Edward P. Bartz

Securities and Exchange Commission

August 10, 2012

Supplementally, I note that on page 3 of the SAI, Fundamental Investment Restrictions 5, 11 and 12 have been revised to reflect certain amendments that were approved by the Fund’s shareholders at the Fund’s annual meeting on May 10, 2012.

Management of the Fund (Page 5)

11.	The table of information regarding the Fund’s directors discloses “Other Directorships Held by the Director.” Please modify the table or otherwise provide any directorships held by each director during the past five years. See Item 18.6(b) of Form N-2.

Response:

After consideration of the Staff’s comment, the Fund has revised the column heading for the above referenced director table to read: “Other Directorships Held by the Director During the Past 5 Years.” Please see pages 5 to 10 of the SAI in the Amended Registration Statement. We note supplementally that the information in the table did in fact include directorships held during the past 5 years, but the caption did not make that clear. The caption now correctly describes the information provided in the table.

General Comments

12.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response:

We acknowledge that the Staff may have additional comments to the Amended Registration Statement.

13.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective , in reliance on Rule 430A under the Securities Act of 1933 (the “Securities Act”), please identify the omitted information to us, preferably before the filing of the final pre-effective amendment.

Response:

We advise that the Fund intends to omit the following information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act: the public offering price, underwriting syndicate (including any material relationships between the registrant and underwriters not named therein), underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds and other items dependent upon the offering price, and delivery dates. Such information will be contained in a form of prospectus filed with the Commission pursuant to Rule 497(h) under the Securities Act.

Mr. Edward P. Bartz

Securities and Exchange Commission

August 10, 2012

14.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:

The Fund has not submitted and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

15.	Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response:

As requested, responses to your letter will be made in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.

16.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:

The Fund acknowledges that all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff are cognizant of their responsibility to provide all information investors require for an informed decision, and that the Fund and its management are cognizant of their responsibility for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the above responses or the Amended Registration Statement should be directed to me at (312) 701-7055 or Philip J. Niehoff at (312) 701-7843. Thank you for your attention to this filing.

Very truly yours,

/s/ Lawrence R. Hamilton

Lawrence R. Hamilton

cc:	Nathan I. Partain
Philip J. Niehoff

Prospectus summary

The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this prospectus. This prospectus summary may not contain all of the information that is important to each Common Shareholder. Accordingly, to understand the Offer fully, Common Shareholders are encouraged to read the entire prospectus carefully. Unless otherwise indicated, the information in this prospectus assumes that the Rights issued are all exercised. As used in this prospectus, the terms “the Fund,” “our,” and “us” refer to DNP Select Income Fund, Inc., a closed-end, diversified registered management investment company and the issuer of the Rights, unless the context suggests otherwise.

THE OFFER AT A GLANCE

Purpose of the Offer

The board of directors of the Fund (the “Board”) and Duff & Phelps Investment Management Co., its investment adviser (the “Investment Adviser”), have determined that it would be in the best interests of the Fund and its existing Common Shareholders to increase the Fund’s assets to enable it to take advantage more fully of available existing and future investment opportunities, which may enhance its prospective risk-adjusted returns. In reaching this decision, the Board considered, among other matters, advice by the Investment Adviser that it believes that now may be an opportune time for the Fund to invest new capital to take advantage of available and emerging investment opportunities and, in particular, the expansion of its portfolio into energy master limited partnerships (“MLPs”), without having to sell portfolio securities that the Investment Adviser believes should be held. Increasing the Fund’s capital is also expected to increase the asset coverage of its leverage, which could provide increased flexibility around its borrowing structure. See “The Fund’s investments — Use of Leverage” below.

The Offer seeks to provide an opportunity to existing Common Shareholders to purchase Common Shares at a discount to market price. The distribution to Common Shareholders of transferable Rights, which may themselves have intrinsic value, also will afford non-participating Common Shareholders of record on the Record Date, the potential of receiving cash payment upon the sale of the Rights, receipt of which may be viewed as partial compensation for any dilution of their interests that may occur as a result of the Offer.

In approving the Offer, the Board took the foregoing considerations into account. The Board also took into account that a well-subscribed rights offering will marginally reduce the Fund’s expense ratio (since the Fund’s fixed costs will be spread over a larger asset base).

The Offer may provide Record Date Shareholders the ability to achieve a greater investment yield on distributions, if any, on Common Shares of the Fund purchased pursuant to the Offer relative to Common Shares of the Fund purchased on the NYSE. At the Fund’s current annualized distribution rate of 6.94% (based on the market price of Common Shares on August 2, 2012), and an estimated Subscription Price of $10.11, Common Shareholders would experience an investment yield of 7.72% on Common Shares of the Fund purchased in the Offer. Distribution rates on Common Shares of the Fund and corresponding investment yield are subject to change and are not a quotation or indication of Fund performance.

The Investment Adviser and its affiliates have an inherent conflict of interest in recommending the Offer because the Fund pays fees to the Investment Adviser based on a percentage of the Fund’s average weekly managed assets (the greater the assets of the Fund, the greater the compensation paid to the Investment Adviser and its affiliates). “Average weekly managed assets” is defined as the average weekly value of the Fund’s total assets minus the sum of all accrued liabilities of the Fund (other than the aggregate amount of any outstanding borrowings or other indebtedness constituting financial leverage).

J.J.B. Hilliard, W.L. Lyons, LLC (the “Administrator”) is the Fund’s administrator. The Administrator provides administrative services required in connection with the operation of the Fund. For its services, the Administrator receives from the Fund a quarterly fee at annual rates of 0.20% of the Fund’s average weekly managed assets up to $1 billion and 0.10% of average weekly managed assets over $1 billion. The Administrator is a majority-owned indirect subsidiary of Houchens Industries, Inc., a diversified conglomerate wholly owned by its employees.

See “Management of the Fund — Investment Adviser” and “ — Administrator” below.

Benefits to the Investment Adviser

The Investment Adviser will benefit from the Offer, in part, because the investment advisory fee paid by the Fund to the Investment Adviser is based on the Fund’s average weekly managed assets. It is not possible to state precisely the amount of additional compensation the Investment Adviser will receive as a result of the Offer because it is not known how many Common Shares will be subscribed for and because the proceeds of the Offer will be invested in additional portfolio securities which will fluctuate in value.

See “Benefits to the Investment Adviser” below.

Investment Objectives and Principal Investment Strategy

The Fund’s primary investment objectives are current income and long-term growth of income. Capital appreciation is a secondary objective. The Fund cannot assure you that it will achieve its investment objectives.

The Fund seeks to achieve its investment objectives by investing primarily in a diversified portfolio of equity and fixed income securities of companies in the public utilities industry. Under normal conditions, more than 65% of the Fund’s total assets will be invested in securities of public utility companies engaged in the production, transmission or distribution of electric energy, gas or telephone services.

The Fund’s policy of concentrating its investments in the utilities industry has been developed to take advantage of the characteristics of securities of companies in that industry. Historically, securities of companies in the public utilities industry have tended to produce current income and long-term growth of income for their holders. They are thus well suited to the Fund’s primary investment objectives.

See “The Fund’s Investments — Investment Objectives and Principal Investment Strategy” and “Risk factors” in this prospectus and “Investment Objectives and Policies” in the SAI.

Portfolio Contents

The investments of the Fund are diversified not only in terms of issuers but also in terms of types of securities, since the Fund may invest in fixed income securities, such as bonds and preferred stocks, as well as common stocks, convertible securities and securities of real estate investment trusts and MLPs. Generally, the Fund purchases a fixed income security only if, at the time of purchase, it is rated investment grade, although the Fund is not required to divest itself of a security that falls below investment grade. The Fund does not have a specific maturity policy but generally does not purchase fixed income securities with maturities longer than 30 years. In addition, the Fund may invest in the securities of domestic and foreign issuers as well as in securities of companies of any market capitalization, including small and mid cap stocks. The Fund may vary the percentage of assets invested in any one type of security based upon the Investment Adviser’s evaluation as to the appropriate portfolio structure for achieving the Fund’s investment objectives under prevailing market, economic and financial conditions.

See “The Fund’s Investments — Investment Objectives and Principal Investment Strategy” and “Risk factors” in this prospectus and “Investment Objectives and Policies” in the SAI.

Investment Techniques

The Fund may from time to time employ a variety of investment techniques, including those described below under the heading “The Fund’s investments — Investment Techniques,” to hedge against fluctuations in the price of portfolio securities, to enhance total return or to provide a substitute for the purchase or sale of securities. Some of these techniques, such as purchases of put and call options, options on stock indices and stock index futures and entry into certain credit derivative transactions, are hedges against or substitutes for investments in equity investments. Other techniques, such as the purchase of interest rate futures and entry into transactions involving interest rate swaps, options on interest rate swaps and certain credit derivatives, are hedges against or substitutes for investments in debt securities. The Fund’s ability to utilize any of the techniques described in this prospectus may be limited by restrictions imposed on its operations in connection with obtaining and maintaining its qualification as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”), and by rating agencies rating the Fund’s shares of preferred stock (“Preferred Shares”). Though it does not currently make significant use of dividend capture trading, the Fund may seek to enhance the level of dividend income it receives by engaging in such trading in the future. In a dividend capture trade, the Fund purchases stock of a particular issuer on or prior to the ex-dividend date for that stock. Because the Fund is the holder of the stock on the ex-dividend date, it is entitled to receive the dividend on the stock. After the ex-dividend date, the Fund seeks an opportunity to sell the stock and reinvest the proceeds in the stock of a different issuer on or prior to that stock’s ex-dividend date. The use of captures may enable the Fund to collect more dividends per quarter than it would have collected if it held the same stock throughout the entire quarter. Any use of dividend capture strategies would also expose the Fund to increased trading costs and the potential for capital loss.

See “The Fund’s Investments — Investment Techniques” below.

Use of Leverage

The Fund has utilized leverage since shortly after it began investment operations, including through the issuance of Preferred Shares and borrowings (as described below). As of June 30, 2012, the aggregate dollar amount (i.e., liquidation preference) of the Fund’s outstanding Preferred Shares was $336,975,000, which then represented approximately 11% of the Fund’s total assets (including assets attributable to the Fund’s use of leverage).

The Fund adds leverage to its portfolio from time to time by utilizing reverse repurchase agreements, dollar rolls or other forms of borrowings, such as bank loans or commercial paper or other credit facilities (together “borrowings”). As of June 30, 2012, the Fund had outstanding $663,025,000 in principal amount of borrowings from a committed loan facility (the “Credit Facility”) with a commercial bank (the “Bank”) representing approximately 22% of the Fund’s total assets (including assets attributable to the Fund’s use of leverage), such that the Fund’s total leverage attributable in the aggregate to Preferred Shares and borrowings then represented approximately 33% of the Fund’s total assets. The Bank has the ability to terminate the Credit Facility upon 180-days’ notice or following an event of default.

The Fund may also enter into transactions other than those noted above that may give rise to a form of leverage including, among others, credit default swap contracts, futures and forward contracts and other derivative transactions, loans of portfolio securities, short sales and when-issued, delayed delivery and forward commitment transactions. The Fund does not currently utilize derivatives transactions for leverage purposes, but if it does utilize them in the future, such derivatives investments will be valued using mark-to-market accounting in accordance with valuation procedures adopted by the Board. Although it has no current intention to do so, the Fund may also determine to issue other Preferred Shares to add leverage to its portfolio.

Following completion of the Offer, the Fund may increase the amount of its leverage outstanding. The Fund may do so by engaging in additional borrowings, including through the use of reverse repurchase agreements, in order to maintain the Fund’s desired leverage ratio at that time, taking into account the additional assets raised through the issuance of Common Shares in the Offer. The Fund may also add leverage through the use of credit default swaps and other derivative transactions and/or the other techniques noted above. There is no assurance, however, that the Fund will determine to add leverage following the Offer, as the Fund intends to utilize leverage opportunistically and may choose to increase or decrease its use of leverage over time and from time to time based on the Investment Adviser’s assessment of market conditions and other factors. In addition, if the Fund determines to add leverage following the Offer, it is not possible to predict with accuracy the precise amount of leverage that would be added, in part, because it is not possible to predict the number of Common Shares that ultimately will be subscribed for in the Offer.

The Fund’s net assets attributable to its Preferred Shares and the net proceeds the Fund obtains from borrowings or other forms of leverage have been invested in accordance with the Fund’s investment objectives and policies as described in this prospectus. So long as the rate of return, net of applicable Fund expenses, on the debt obligations and other investments purchased by the Fund exceeds the dividend rates payable on the Preferred Shares together with the costs to the Fund of other forms of leverage it utilizes, the investment of the Fund’s net assets attributable to leverage will generate more income than will be needed to pay the costs of the leverage. If so, the excess may be used to pay higher dividends to holders of Common Shares than if the Fund were not so leveraged.

Regarding the expenses associated with the Fund’s leverage, the terms of the Preferred Shares provide that they would ordinarily pay dividends at a rate set at periodic auctions or remarketings, subject to a maximum applicable rate calculated as a function of the Preferred Shares’ then-current rating and a reference interest rate. However, the periodic auctions and remarketings for the Preferred Shares, as well as auctions and remarketings for similar preferred shares of other closed-end funds across the United States, have failed since February 2008, and the dividend rates on the Preferred Shares since that time have been paid at the maximum applicable rate. The Fund expects that the Preferred Shares will continue to pay dividends at the maximum applicable rate for the foreseeable future and cannot predict whether or when the auctions and remarketings for the Preferred Shares may resume normal functioning.

Leveraging is a speculative technique and there are special risks and costs involved. The Fund cannot assure you that its Preferred Shares and any borrowings or other forms of leverage (such as the use of derivatives strategies) will result in a higher yield on your Common Shares. When leverage is used, the net asset value and market price of the Common Shares and the yield to holders of Common Shares will be more volatile. In addition, dividend, interest and other expenses borne by the Fund with respect to its Preferred Shares and any borrowings or other forms of leverage are borne entirely by the holders of Common Shares (and not by the holders of Preferred Shares) and result in a reduction of the net asset value of the Common Shares. In addition, because the fees received by the Investment Adviser are based on the total managed assets of the Fund (including any assets attributable to any Preferred Shares or other forms of leverage of the Fund that may be outstanding), the Investment Adviser has a financial incentive for the Fund to have Preferred Shares outstanding and to use certain other forms of leverage (e.g., reverse repurchase agreements and other borrowings), which may create a conflict of interest between the Investment Adviser, on the one hand, and the holders of Common Shares, on the other hand.

may effectively be restricted pending such decision. Reverse repurchase agreements are a form of leverage and are subject to the risks described above under “Leverage Risk.”

Hedging Strategy Risk. Certain of the investment techniques that the Fund may employ for hedging or, under certain circumstances, to increase income or total return, will expose the Fund to risks. Such investment techniques may include entering into interest rate and stock index futures contracts and options on interest rate and stock index futures contracts, purchasing and selling put and call options on securities and stock indices, purchasing and selling securities on a when-issued or delayed delivery basis and lending portfolio securities.

There are economic costs of hedging reflected in the pricing of futures, swaps, options and contracts related to options on positions in interest rate swaps which can be significant, particularly when long-term interest rates are substantially above short-term interest rates. There may be an imperfect correlation between changes in the value of the Fund’s portfolio holdings and hedging positions entered into by the Fund, which may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. In addition, the Fund’s success in using hedge instruments is subject to the Investment Adviser’s ability to predict correctly changes in the relationships of such hedge instruments to the Fund’s portfolio holdings, and there can be no assurance that the Investment Adviser’s judgment in this respect will be accurate. Consequently, the use of hedging transactions might result in a poorer overall performance for the Fund, whether or not adjusted for risk, than if the Fund had not hedged its portfolio holdings.

Derivatives Risk. The Fund does not currently utilize derivatives transactions. To the extent the Fund enters into derivatives transactions (such as futures contracts and options thereon, options and swaps) in the future, the Fund will be subject to increased risk of principal loss due to imperfect correlation or unexpected price or interest rate movements. The Fund also will be subject to credit risk with respect to the counterparties to the derivatives contracts purchased by the Fund. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances. The Fund’s exposure to any single counterparty will be limited to no more than 25% of the Fund’s total assets. As a general matter, dividends received on hedged stock positions are characterized as ordinary income and are not eligible for favorable tax treatment. In addition, use of derivatives may give rise to short-term capital gains and other income that would not qualify for payments by the Fund of qualified dividends.

Dividend Capture Risk. The Fund may seek to increase its dividend income using a strategy called “dividend capture.” In a dividend capture trade, the Fund purchases stock of a particular issuer on or prior to the ex-dividend date for that stock. Because the Fund is the holder of the stock on the ex-dividend date, it is entitled to receive the dividend on the stock. After the ex-dividend date, the Fund seeks an opportunity to sell the stock and reinvest the proceeds in the stock of a different issuer on or prior to that stock’s ex-dividend date. Any use of dividend capture strategies would also expose the Fund to increased trading costs and the potential for capital loss. Since 2004, the Fund has not made significant use of dividend captures but may decide to do so in the future.

Portfolio Turnover Risk. The techniques and strategies contemplated by the Fund might result in a high degree of portfolio turnover. The Fund cannot accurately predict its portfolio turnover rate, but anticipates that its annual portfolio turnover rate will not exceed 100% (excluding turnover of securities having a maturity of one year or less) under normal market conditions, although it could be materially higher under certain conditions. A high turnover rate (100% or more) necessarily involves greater expenses to the Fund and may result in realization of net short-term capital gains. See “Investment Objectives and Policies” in the SAI.

incurred in connection with your market purchases pursuant to the Fund’s dividend reinvestment plan. See “Description of capital structure — Dividend Reinvestment Plan.”
(3)	Management fees are charged to the Fund on the basis of the weekly managed assets of the Fund, but have been converted to a percentage of net assets attributable to solely Common Shares of the Fund for purposes of the fee table presentation.
(4)	Assumes Preferred Shares outstanding in an amount equal to 10% of the Fund’s total assets (taking into account such outstanding Preferred Shares) at an annual dividend cost to the Fund of 1.38%, which is based on the Investment Adviser’s assessment of current market conditions, and assumes the Fund will continue to pay Preferred Share dividends at the “maximum dividend rate” permitted under the Fund’s charter due to the ongoing failure of remarketings and auctions for the Preferred Shares. The actual dividend rate paid on the Preferred Shares will vary over time in accordance with variations in market interest rates.
(5)	Assumes the use of leverage in the form of borrowing under the Credit Facility representing 20% of the Fund’s total assets (including any additional leverage obtained through the use of the Credit Facility) at an annual interest rate cost to the Fund of 1.29%.
(6)	Other expenses are estimated for the Fund’s current fiscal year, ending on December 31, 2012.
(7)	Does not include the sales load or other expenses of the Fund incurred in connection with the Offer, estimated at $10,827,810 and $1,380,700, respectively. However, these expenses will be borne the Fund and indirectly by all of its Common Shareholders, including those Record Date Shareholders who do not exercise their Rights, and will result in a reduction of the net asset value of the Common Shares.
(8)	The indicated 1.80% expense ratio assumes that the Offer is fully subscribed, yielding estimated net proceeds of approximately $297,157,490 (assuming a Subscription Price of $10.11 as of August 2, 2012), and that, as a result, based on the Fund’s average net assets for the period January 1, 2012 through June 30, 2012, annualized of $1,992,229,257, the net assets attributable to Common Shareholders would be $2,289,386,747 upon completion of the Offer. It also assumes that net assets attributable to Common Shareholders will not increase or decrease due to currency fluctuations. If the Offer is not fully subscribed, or if the Fund increases the amount of money that it borrows, the amount of expenses borne by the Fund’s Common Shareholders will increase.

EXAMPLE

The following example illustrates the expenses that you would pay on a $1,000 investment in Common Shares of the Fund (including the total sales load of $35 and the other estimated costs of the Offer to be borne by the holders of Common Shares of $1,380,700), assuming (1) that the Fund’s net assets following the Offer do not increase or decrease, (2) that the Fund incurs total annual expenses of 1.80% of net assets attributable to Common Shares in years 1 through 10 (assuming outstanding Preferred Shares representing 10% of the Fund’s total assets and borrowing equal to 20% of the Fund’s total assets) and (3) a 5% annual return.

Cumulative expenses paid for the period of:

1 year	3 years	5 years	10 years
$58	$96	$137	$251

The example above should not be considered a representation of future expenses or rate of return. Actual expenses may be higher or lower than those shown. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% annual return shown in the example. The example assumes that the estimated “Other Expenses” set forth in the Annual Expenses table are accurate and that all dividends and distributions are reinvested at net asset value.

(1)	For the years beginning in 2009, “Principal amount outstanding” means the principal amount owed by the Fund to the Bank under the Credit Facility. For the years prior to 2006, “Principal amount outstanding” means the principal amount of commercial paper issued by the Fund.
(2)	“Asset coverage per $1,000 of debt” is calculated by subtracting the Fund’s liabilities and indebtedness not represented by senior securities from the Fund’s total assets, dividing the result by the aggregate amount of the Fund’s senior securities representing indebtedness then outstanding, and multiplying the result by 1,000.
(3)	“Involuntary liquidating preference per share” means the amount to which a holder of Preferred Shares would be entitled upon the involuntary liquidation of the Fund in preference to the holders of Common Shares, expressed as a dollar amount per Preferred Share.
(4)	“Asset coverage per share” means the ratio that the value of the total assets of the Fund, less all liabilities and indebtedness not represented by the Preferred Shares, bears to the aggregate of the involuntary liquidation preference of the outstanding Preferred Shares, expressed as a dollar amount per Preferred Share.
(5)	The Preferred Shares have no readily ascertainable market value. Auctions and remarketings for the Preferred Shares have failed since February 2008 (see “Description of capital structure” below). There is currently no active trading market for the Preferred Shares, and the Fund is not able to reliably estimate their value in a third-party market sale.
(6)	“Asset coverage per $1 of liquidation preference” means the ratio that the value of the total assets of the Fund, less all liabilities and indebtedness not represented by the Preferred Shares, bears to the aggregate of the involuntary liquidation preference of the outstanding Preferred Shares, expressed as a dollar amount.

The Offer

PURPOSE OF THE OFFER

The Board and the Investment Adviser have determined that it would be in the best interests of the Fund and its existing Common Shareholders to increase the Fund’s assets to enable it to take advantage more fully of available existing and future investment opportunities, which may enhance its prospective risk-adjusted returns. In reaching this decision, the Board considered, among other matters, advice by the Investment Adviser that it believes that now may be an opportune time for the Fund to invest new capital to take advantage of available and emerging investment opportunities and, in particular, the expansion of its portfolio into energy MLPs, without having to sell portfolio securities that the Investment Adviser believes should be held. Increasing the Fund’s capital is also expected to increase the asset coverage of its leverage, which could provide increased flexibility around its borrowing structure.

The Offer seeks to provide an opportunity to existing Common Shareholders to purchase Common Shares at a discount to market price. The distribution to Common Shareholders of transferable Rights, which may themselves have intrinsic value, also will afford non-participating Common Shareholders of record on the Record Date, the potential of receiving cash payment upon the sale of the Rights, receipt of which may be viewed as partial compensation for any dilution of their interests that may occur as a result of the Offer.

In approving the Offer, the Board took the foregoing considerations into account. The Board also took into account that a well-subscribed rights offering will marginally reduce the Fund’s expense ratio (since the Fund’s fixed costs will be spread over a larger asset base).

The Offer may provide Record Date Shareholders the ability to achieve a greater investment yield on distributions, if any, on Common Shares of the Fund purchased pursuant to the Offer relative to Common Shares of the Fund purchased on the NYSE. At the Fund’s current annualized distribution rate of 6.94% (based on the market price of Common Shares on August 2, 2012), and an estimated Subscription Price of $10.11, Common Shareholders would experience an investment yield of 7.72% on Common Shares of the Fund purchased in the Offer. Distribution rates on Common Shares of the Fund and corresponding investment yield are subject to change and are not a quotation or indication of Fund performance.

Quarter Ended		Market Price		Net Asset Value at		Market Premium (Discount) to Net Asset Value at

		High	Low	Market High	Market Low	Market High	Market Low

2011	December 31	$11.18	$9.65	$8.14	$7.46	37.35%	29.36%

	September 30	$10.19	$8.52	$8.00	$6.94	27.38%	22.77%

	June 30	$10.00	$9.45	$8.01	$7.87	24.84%	20.08%

	March 31	$9.84	$9.05	$7.65	$7.56	28.63%	19.71%

2010	December 31	$10.24	$9.00	$7.64	$7.50	34.03%	20.00%

	September 30	$9.95	$8.93	$7.35	$6.52	35.37%	36.96%

	June 30	$9.55	$5.00	$7.16	$6.79	33.38%	(26.36)%

	March 31	$9.50	$8.92	$7.13	$6.69	33.24%	33.33%

On August 2, 2012, the net asset value per Common Share was $8.66, trading prices ranged between $11.30 and $11.17 (representing a premium to net asset value of 30.48% and 28.98%, respectively) and the closing price per Common Share was $11.24 (representing a premium to net asset value of 29.79%).

As of August 2, 2012, the Fund had 243,458,077 Common Shares outstanding.

REPURCHASES

The Fund is a closed-end investment company and as such its shareholders do not have the right to cause the Fund to redeem their shares. Instead, the Fund’s Common Shares trade in the open market at a price that is a function of several factors, including dividend levels (which are in turn affected by changes in the dividends and interest the Fund receives on its investments and the cost of the Fund’s leverage), net asset value, call protection, price, relative demand for and supply of such shares in the market, general market and economic conditions and other factors. Shares of a closed-end investment company can trade at prices lower than net asset value. The Board is regularly apprised of the relationship between the market price and net asset value of the Common Shares. If the Common Shares were to trade at a substantial discount to net asset value for an extended period of time, the Board may consider the repurchase of the Fund’s Common Shares on the open market or in private transactions, or the making of a tender offer for such shares. There can be no assurance, however, that the Board will decide to take or propose any of those actions, or that share repurchases or tender offers, if undertaken, will reduce any market discount. The Fund has no present intention to repurchase its Common Shares.

Notwithstanding the foregoing, at any time when the Fund’s Preferred Shares are outstanding, the Fund may not purchase, redeem or otherwise acquire any of its Common Shares unless (1) all accrued dividends on Preferred Shares have been paid and (2) at the time of such purchase, redemption or acquisition, the net asset value of the Fund’s portfolio (determined after deducting the acquisition price of the Common Shares) is at least 200% of the liquidation value of the outstanding Preferred Shares.

Subject to the Fund’s investment and certain other limitations, the Fund may borrow to finance the repurchase of shares or to make a tender offer. Interest on any borrowings to finance share repurchase transactions or the accumulation of cash by the Fund in anticipation of share repurchases or tenders will reduce the Fund’s net income.

The repurchase by the Fund of its shares at prices below net asset value will result in an increase in the net asset value of those shares that remain outstanding. However, there can be no assurance that share repurchases or tenders at or below net asset value will result in the Fund’s shares trading at a price equal to their net asset value. Nevertheless, the fact that the Fund’s shares may be the subject of repurchase or tender offers at net asset value from time to time may reduce any spread between market price and net asset value that might otherwise exist.

In addition, a purchase by the Fund of its Common Shares would decrease the Fund’s total assets. This would likely have the effect of increasing the Fund’s expense ratio. Any purchase by the Fund of its Common Shares at a time when Preferred Shares or other forms of leverage are outstanding would increase the leverage applicable to the outstanding Common Shares then remaining.

CONVERSION TO OPEN-END FUND

The Fund may be converted to an open-end management investment company at any time if approved in accordance with the 1940 Act and the requirements of the Fund’s charter, discussed below. See “Certain provisions in the Charter and Bylaws and certain provisions of Maryland law—Anti-Takeover Provisions in the Charter and Bylaws.” The composition of the Fund’s portfolio likely would prohibit the Fund from complying with regulations of the SEC applicable to open-end management investment companies. Accordingly, conversion likely would require significant changes in the Fund’s investment policies and liquidation of a substantial portion of the relatively illiquid portion of its portfolio. Conversion of the Fund to an open-end management investment company also would require the redemption of any outstanding Preferred Shares and could require the repayment of borrowings, which would eliminate the leveraged capital structure of the Fund with respect to the Common Shares. In the event of conversion, the Common Shares would cease to be listed on the NYSE or other national securities exchange or market system. The Board believes, however, that the closed-end structure is desirable, given the Fund’s investment objective and investment strategies. Investors should assume, therefore, that it is unlikely that the Board would vote to convert the Fund to an open-end management investment company. Stockholders of an open-end management investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less such redemption charge, if any, as might be in effect at the time of a redemption. The Fund would expect to pay all such redemption requests in cash, but would also reserve the right to pay redemption requests in a combination of cash or securities. If such partial payment in securities were made, investors would potentially incur brokerage costs in converting such securities to cash. If the Fund were converted to an open-end fund, it is likely that new Common Shares would be sold at net asset value plus a sales load.

The Fund’s investments

The following section describes the Fund’s investment objectives, principal investment strategy, portfolio contents and investment techniques. More complete information describing the Fund’s investments can be found in the SAI.

INVESTMENT OBJECTIVES AND PRINCIPAL INVESTMENT STRATEGY

The Fund’s primary investment objectives are current income and long-term growth of income. Capital appreciation is a secondary objective. The Fund cannot assure you that it will achieve its investment objectives.

The Fund seeks to achieve its investment objectives by investing primarily in a diversified portfolio of equity and fixed income securities of companies in the public utilities industry. Under normal

Portfolio Turnover

The Fund may sell securities to realize capital losses that can be used to offset capital gains (but not dividends or other ordinary income) or in connection with dividend capture strategies. Use of these strategies will increase portfolio turnover. The Fund cannot accurately predict its securities portfolio turnover rate, but anticipates that its annual portfolio turnover rate will not exceed 100% (excluding turnover of securities having a maturity of one year or less) under normal market conditions, although it could be materially higher under certain conditions. A high turnover rate (100% or more) necessarily involves greater expenses to the Fund and may result in realization of net short-term capital gains.

USE OF LEVERAGE

The Fund has utilized leverage since shortly after it began investment operations, including through the issuance of Preferred Shares. As of June 30, 2012, the aggregate dollar amount (i.e., liquidation preference) of the Fund’s outstanding Preferred Shares was $336,975,000, which then represented approximately 11% of the Fund’s total assets (including assets attributable to the Preferred Shares).

The Fund adds leverage to its portfolio from time to time by utilizing reverse repurchase agreements, dollar rolls or other forms of borrowings, such as bank loans or commercial paper or other credit facilities (together “borrowings”). As of June 30, 2012, the Fund had outstanding borrowings under the Credit Facility representing approximately 22% of the Fund’s total assets (including any additional leverage obtained through the use of the Credit Facility), such that the Fund’s total leverage attributable in the aggregate to Preferred Shares and borrowings then represented approximately 33% of the Fund’s total assets.

The Fund may also enter into transactions other than those noted above that may give rise to a form of leverage including, among others, credit default swap contracts, futures and forward contracts and other derivative transactions, loans of portfolio securities, short sales and when-issued, delayed delivery and forward commitment transactions. Although it has no current intention to do so, the Fund may also determine to issue other Preferred Shares to add leverage to its portfolio.

Following completion of the Offer, the Fund may increase the amount of its leverage outstanding. The Fund may do so by engaging in additional borrowings, including through the use of reverse repurchase agreements, in order to maintain the Fund’s desired leverage ratio at that time, taking into account the additional assets raised through the issuance of Common Shares in the Offer. The Fund may also add leverage through the use of credit default swaps and other derivative transactions and/or the other techniques noted above. There is no assurance, however, that the Fund will determine to add leverage following the Offer, as the Fund intends to utilize leverage opportunistically and may choose to increase or decrease its use of leverage over time and from time to time based on the Investment Adviser’s assessment of market conditions and other factors. In addition, if the Fund determines to add leverage following the Offer, it is not possible to predict with accuracy the precise amount of leverage that would be added, in part, because it is not possible to predict the number of Common Shares that ultimately will be subscribed for in the Offer. The Fund does not currently utilize derivatives transactions for leverage purposes, but if it does utilize them in the future, such derivatives investments will be valued using mark-to-market accounting in accordance with valuation procedures adopted by the Board.

The Fund’s net assets attributable to its Preferred Shares and the net proceeds the Fund obtains from borrowings or other forms of leverage have been invested in accordance with the Fund’s investment objectives and policies as described in this prospectus. So long as the rate of return, net of applicable Fund expenses, on the debt obligations and other investments purchased by the Fund exceeds the dividend rates payable on the Preferred Shares together with the costs to the Fund of other forms of

Derivatives Risk

The Fund does not currently utilize derivatives transactions. To the extent the Fund enters into derivatives transactions (such as futures contracts and options thereon, options and swaps) in the future, the Fund will be subject to increased risk of principal loss due to imperfect correlation or unexpected price or interest rate movements. The Fund also will be subject to credit risk with respect to the counterparties to the derivatives contracts purchased by the Fund. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances. The Fund’s exposure to any single counterparty will be limited to no more than 25% of the Fund’s total assets. As a general matter, dividends received on hedged stock positions are characterized as ordinary income and are not eligible for favorable tax treatment. In addition, use of derivatives may give rise to short-term capital gains and other income that would not qualify for payments by the Fund of qualified dividends.

Dividend Capture Risk

The Fund may seek to increase its dividend income using a strategy called “dividend capture.” In a dividend capture trade, the Fund purchases stock of a particular issuer on or prior to the ex-dividend date for that stock. Because the Fund is the holder of the stock on the ex-dividend date, it is entitled to receive the dividend on the stock. After the ex-dividend date, the Fund seeks an opportunity to sell the stock and reinvest the proceeds in the stock of a different issuer on or prior to that stock’s ex-dividend date. The use of dividend capture strategies exposes the Fund to increased trading costs and the potential for capital loss. Since 2004, the Fund has not made significant use of dividend captures but may decide to do so in the future.

Portfolio Turnover Risk

The techniques and strategies contemplated by the Fund might result in a high degree of portfolio turnover. The Fund cannot accurately predict its portfolio turnover rate, but anticipates that its annual portfolio turnover rate will not exceed 100% (excluding turnover of securities having a maturity of one year or less) under normal market conditions, although it could be materially higher under certain conditions. A high turnover rate (100% or more) necessarily involves greater expenses to the Fund and may result in realization of net short-term capital gains.

Inflation Risk

Inflation risk is the risk that the purchasing power of assets or income from investment will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund’s Common Shares and Preferred Shares, and distributions thereon, can decline. In addition, during any periods of rising inflation, dividend rates on the Fund’s Preferred Shares and interest rates on the Fund’s indebtedness would likely increase, which would tend to further reduce returns to holders of the Fund’s Common Shares.

Market Disruption Risk

The terrorist attacks in the United States on September 11, 2001 had a disruptive effect on the securities markets. United States military and related action in Iraq and Afghanistan is ongoing and events in the Middle East could have significant adverse effects on the U.S. economy, financial and commodities markets. Assets of companies, including those held in the Fund’s portfolio, could be direct targets, or indirect casualties, of an act of terrorism. The United States Government has issued

In addition, if the Fund has any Preferred Shares outstanding, the holders of a majority of the outstanding Preferred Shares, voting separately as a class, would be required under the 1940 Act to adopt any plan of reorganization that would adversely affect the holders of the Preferred Shares.

Finally, conversion of the Fund to an open-end investment company would require an amendment to the Charter. Such an amendment would require the favorable vote of the holders of at least 75% of the Common Shares and Preferred Shares entitled to be voted on the matter, voting together as a single class, unless such amendment has been approved, adopted or authorized by the affirmative vote of two-thirds of the total number of directors fixed in accordance with the Bylaws, in which case the affirmative vote of the holders of a majority of the outstanding Common Shares and Preferred Shares entitled to be voted on the matter, voting together as a single class, would be required. Shareholders of an open-end investment company may require the company to redeem their Common Shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less such redemption charge, if any, as might be in effect at the time of a redemption. In addition, conversion to an open-end investment company would require redemption of all outstanding Preferred Shares.

The Board has determined that the 75% voting requirements described above, which are greater than the minimum requirements under Maryland law or the 1940 Act, are in the best interests of the Fund. Reference should be made to the Charter on file with the SEC for the full text of these provisions.

The Fund’s Bylaws establish advance notice procedures for shareholder proposals to be brought before an annual meeting of shareholders, and for proposed nominations of candidates for election to the Board at an annual or special meeting of shareholders. Generally, such notices must be received by the Secretary of the Fund, in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting and, in the case of a special meeting called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public announcement of the date of the special meeting was made, whichever first occurs. Reference should be made to the Bylaws on file with the SEC for the detailed requirements of these advance notice procedures.

ANTI-TAKEOVER PROVISIONS OF MARYLAND LAW

Maryland Business Combination Act

The provisions of the Maryland Business Combination Act (the “MBCA”) do not apply to a closed-end investment company, such as the Fund, unless it has affirmatively elected to be subject to the MBCA by a resolution of its board of directors. To date, the Fund has not made such an election but may make such an election under Maryland law at any time. Any such election, however, could be subject to certain of the 1940 Act limitations discussed below under “Maryland Control Share Acquisition Act” and would not apply to any person who had become an interested stockholder (as defined below) before the time that the resolution was adopted.

Under the MBCA, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the MBCA, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns ten percent or more of the voting power of the corporation’s shares; or

Other Significant Investment Policies

The following are other significant investment policies and restrictions of the Fund, which may be changed by the Board without the approval of the Fund’s shareholders.

Fixed Income Securities. The Fund purchases a fixed income security only if, at the time of purchase, it is (i) rated investment grade by at least two of the following three nationally recognized statistical rating organizations: Moody’s, S&P and Fitch, Inc. or (ii) determined by the Investment Adviser to be of investment grade and not rated below investment grade by any of the aforementioned rating services. A fixed income security rated investment grade has a rating of BBB- or better by Fitch, Baa3 or better by Moody’s, or BBB- or better by S&P. In making its determination that a fixed income security is investment grade, the Investment Adviser will use the standards used by a nationally recognized statistical rating organization.

Rating Agency Guidelines. The Fund has issued Preferred Shares, which are currently rated by Moody’s and S&P. Each of the foregoing rating organizations has established guidelines in connection with the ratings of the Fund’s Preferred Shares. The rating agency guidelines relate to, among other things, the composition of the Fund’s portfolio, as well as restrictions on borrowing and the use of certain investment techniques by the Fund. Currently, the Fund’s charter requires the Fund to comply with each rating agency’s guidelines, unless the Fund receives written confirmation from the relevant rating agency that a proposed noncompliance will not adversely affect its then-current rating of the Preferred Shares.

Options and Futures Transactions. The Fund may seek to increase its current return by writing covered options. In addition, through the writing and purchase of options and the purchase and sale of futures contracts and related options, the Fund may at times seek to hedge against a decline in the value of securities owned by it or an increase in the price of securities which it plans to purchase. However, for so long as the Fund’s Preferred Shares are rated either by Moody’s or S&P, the rating agency guidelines provide that the Fund may not purchase or sell futures contracts or related options or engage in other hedging transactions unless Moody’s or S&P, as the case may be, advises the Fund that such action or actions will not adversely affect its then-current rating of the Fund’s Preferred Shares. See “Rating Agency Guidelines” above.

Swap and Swaption Transactions. The Fund may utilize interest rate and credit swaps and swaptions, subject to the following restrictions: (i) swaps and swaptions must be U.S. dollar denominated and used for hedging purposes only; (ii) no more than 5% of the Fund’s total assets, at the time of purchase, may be invested in time premiums paid for swaptions; (iii) the terms of all swaps and swaptions must conform to the standards of the ISDA Master Agreement published by the International Swaps and Derivatives Association, Inc.; and (iv) the counterparty must be a bank or broker-dealer firm regulated under the laws of the United States that is (A) on a list approved by the Board, (B) with capital of at least $100 million and (C) rated investment grade by both S&P and Moody’s.

Credit Derivatives. The market value of the Fund’s investments in credit derivatives and/or premiums paid therefor as a buyer of credit protection will not exceed 10% of the Fund’s total assets and the notional value of the credit exposure to which the Fund is subject when it sells credit derivatives will not exceed 33 1/3% of the Fund’s total assets.

Foreign Securities. The Fund may not invest in securities issued by public utilities located outside the United States if, as a result of such investment, 20% or more of the Fund’s total assets would be invested in such securities.

Restricted Securities. The Fund may not invest in securities subject to legal or contractual restrictions on resale, if, as a result of such investment, more than 10% of the Fund’s total assets would be invested in such securities.

Percentage Restrictions

The Fund’s investment policies, techniques and restrictions that are set forth in the prospectus or this Statement of Additional Information may contain percentage restrictions with respect to the amount of the

4

Fund’s assets that may be invested in a given manner. If any such percentage restriction is adhered to at the time a transaction is effected, later changes in percentages resulting from changes in value or in the number of outstanding securities of an issuer will not be considered a violation.

PORTFOLIO HOLDINGS

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third fiscal quarters of each fiscal years (quarters ended March 31 and September 30) on Form N-Q. the Fund’s Form N-Q is available on the SEC’s website at www.sec.gov and may be reviewed and copied at the SEC’s Public Reference Room in Washington D.C. Information on the operation of the SEC’s Public Reference Room may be obtained by calling (800) 732-0330. In addition, the Fund’s Form N-Q is available without charge, upon request, by calling the Administrator toll-free at (888) 878-7845 and is available on the Fund’s website at www.dnpselectincome.com.

MANAGEMENT OF THE FUND

Set forth below are the names and certain biographical information about the directors of the Fund. All of the directors are elected by the holders of the Common Shares, except for Mr. Genetski and Ms. Lampton, who are elected by the holders of the Preferred Shares. All of the current directors of the Fund, with the exception of Mr. Partain, are classified as independent directors because none of them are “interested persons” of the Fund, as defined in the 1940 Act. Mr. Partain is an “interested person” of the Fund, as defined in Section 2(a)(19) of the 1940 Act, by reason of his position as President and Chief Executive Officer of the Fund and President, Chief Investment Officer and employee of the Investment Adviser. The term “Fund Complex” refers to the Fund and all other investment companies advised by affiliates of Virtus Investment Partners, Inc. (“Virtus”), the Investment Adviser’s parent company.

The address for all directors is c/o Duff & Phelps Investment Management Co., 200 South Wacker Drive, Suite 500, Chicago, Illinois 60606. All of the Fund’s directors also serve on the board of directors of three other registered closed-end investment companies that are advised by the Investment Adviser: Duff & Phelps Global Utility Income Fund Inc. (“DPG”), Duff & Phelps Utility and Corporate Bond Trust Inc. (“DUC”) and DTF Tax-Free Income Inc. (“DTF”).

Independent Directors

Name, Address and Age	Positions Held with Fund	Term of Office And Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios In Fund Complex Overseen By Director	Other Directorships Held by the Director During the Past 5 Years
Stewart E. Conner(3) Age: 70	Director	Director since April 2004. Term expires 2015.	Attorney, Wyatt Tarrant & Combs LLP since 1966 (Chairman, Executive Committee 2000-2004, Managing Partner 1988-2000)	4

Mr. Conner was selected to serve on the Board because of his legal experience, his leadership skills gained from serving as managing partner and chairman of a large law firm and his experience in working with public companies and boards of directors of
	public companies.

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Name, Address and Age	Positions Held with Fund	Term of Office And Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios In Fund Complex Overseen By Director	Other Directorships Held by the Director During the Past 5 Years
Robert J. Genetski(2) Age: 69	Director	Director since April 2001. Term expires 2013.	President, Robert Genetski & Associates, Inc. (economic and financial consulting firm) since 1991; Senior Managing Director, Chicago Capital Inc. (financial services firm) 1995-2001; former Senior Vice President and Chief Economist, Harris Trust & Savings Bank; author of several books; regular contributor to the Nikkei Financial Daily	4	Director, Midwest Banc Holdings, Inc. 2005-2010

Dr. Genetski was selected to serve on the Board because of his academic and professional qualifications as an economist and a published author and speaker on economic topics and
	his experience in overseeing investment research and asset management operations.

Nancy Lampton(1)(4) Age: 69	Director and Vice Chairperson of the Board	Director since October 1994. Term expires 2015.	Vice Chairperson of the Board of the Fund since February 2006; Vice Chairperson of the Board of DPG since May 2011; Vice Chairperson of the Board of DTF and DUC since May 2007; Chairman and Chief Executive Officer, Hardscuffle Inc. (insurance holding company) since January 2000; Chairman and Chief Executive Officer, American Life and Accident Insurance Company of Kentucky since 1971.	4	Director, Constellation Energy Group, Inc. (public utility holding company); Advisory Board Member, CanAlaska Uranium Ltd.

Ms. Lampton was selected to serve on the Board because of her knowledge of asset management gained from serving as CEO of an insurance company, her experience serving as a director of a public company in the electric and natural gas utility industry
	and her specialized knowledge of issues relating to nuclear power.

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Name, Address and Age	Positions Held with Fund	Term of Office And Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios In Fund Complex Overseen By Director	Other Directorships Held by the Director During the Past 5 Years
Philip R. McLoughlin(2) Age: 65	Director	Director since May 2009. Term expires 2013.	Partner, CrossPond Partners, LLC (investment management consultant) since 2006; Managing Director, SeaCap Partners LLC (strategic advisory firm) 2009-2010; Private investor 2004-2006; Consultant to Phoenix Investment Partners, Ltd. (“PXP”) 2002-2004; Chief Executive Officer of PXP, 1995-2002 (Chairman 1997-2002, Director 1995-2002); Executive Vice President and Chief Investment Officer, The Phoenix Companies, Inc. 2000-2002	58	Chairman of the Board, The World Trust Fund (closed- end fund); Director, Argo Group International Holdings, Ltd. (insurance holding company formerly known as PXRE Group Ltd.) 1999- 2009

Mr. McLoughlin was selected to serve on the Board because of his understanding of asset management and mutual fund operations and strategy gained from his experience as chief executive officer of an asset management company and chief investment officer of an
	insurance company.

Geraldine M. McNamara(4) Age: 61	Director	Director since May 2009. Term expires 2014.	Private investor since July 2006; Managing Director, U.S. Trust Company of New York 1982-July 2006	49

Ms. McNamara was selected to serve on the Board because of her experience of advising individuals on their personal financial management, which has given her an enhanced
	understanding of the goals and expectations that individual investors bring to the Fund.

Eileen A. Moran(1)(3) Age: 57	Director	Director since May 2008. Term expires 2015.	Private investor since April 2011; President and Chief Executive Officer, PSEG Resources L.L.C. (investment company) 1990-April 2011.	4

Ms. Moran was selected to serve on the Board because of her experience in managing a large portfolio of assets, a significant portion of which are invested in the electric and
	natural gas utility industry.

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Name, Address and Age	Positions Held with Fund	Term of Office And Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios In Fund Complex Overseen By Director	Other Directorships Held by the Director During the Past 5 Years
Christian H. Poindexter(4) Age: 73	Director	Director since May 2003. Term expires 2014.	Retired Executive Committee Chairman, Constellation Energy Group, Inc. (public utility holding company) since March 2003 (Executive Committee Chairman, July 2002-March 2003; Chairman of the Board, April 1999-July 2002; Chief Executive Officer, April 1999-October 2001; President, April 1999-October 2000) Chairman, Baltimore Gas and Electric Company, January 1993-July 2002 (Chief Executive Officer January 1993-July 2000; President, March 1998- October 2000; Director, 1988-2003)	4	Director, The Baltimore Life Insurance Company (1998- November 2011)

Mr. Poindexter was selected to serve on the Board because of his knowledge about the public utility industry, his experience of overseeing investment management and his experience with corporate governance, financial and accounting matters and evaluating financial results and
	serving as chairman and chief executive officer of a large public company.

Carl F. Pollard(1)(2) Age: 74	Director	Director since April 2002. Term expires 2014.	Owner, Hermitage Farm LLC (thoroughbred breeding) since January 1995; Chairman, Columbia Healthcare Corporation 1993-1994; Chairman and Chief Executive Officer, Galen Health Care, Inc, March-August 1993, President and Chief Operating Officer, Humana Inc. 1991-1993 (previously Senior Executive Vice President, Executive Vice President and Chief Financial Officer)	4	Chairman of the Board and Director, Churchill Downs Incorporated 2001-June 2011 (Director 1985-June 2011)

Mr. Pollard was selected to serve on the Board because of his extensive experience with financial and accounting matters, evaluating financial results and overseeing the
	operations and the financial reporting process of a large public company.

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Name, Address and Age	Positions Held with Fund	Term of Office And Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios In Fund Complex Overseen By Director	Other Directorships Held by the Director During the Past 5 Years
David J. Vitale(1)(3) Age: 66	Director and Chairman of the Board	Director since April 2000. Term expires 2015.	Chairman of the Board of the Fund, DTF and DUC since May 2009; Chairman of the Board of DPG since May 2011; Chairman, Urban Partnership Bank since August 2010; Private investor January 2009-August 2010; Senior Advisor to the CEO, Chicago Public Schools April 2007-December 2008; Chief Administrative Officer, Chicago Public Schools April 2003-April 2007; President and Chief Executive Officer, Board of Trade of the City of Chicago, Inc. March 2001-November 2002; Vice Chairman and Director, Bank One Corporation 1998-1999; Vice Chairman and Director, First Chicago NBD Corporation, and President, The First National Bank of Chicago 1995-1998; Vice Chairman, First Chicago Corporation and The First National Bank of Chicago 1993-1998 (Director, 1992-1998; Executive Vice President, 1986-1993)	4	Director, United
Continental
Holdings, Inc.
(airline holding
company),
Urban
Partnership
Bank, Alion
Science and
Technology
Corporation,
ISO New
England Inc.
(not for profit
independent
system operator
of New
England’s
electricity
supply), Ariel
Capital
Management,
LLC and
Wheels, Inc.
(automobile
fleet
management)

Mr. Vitale was selected to serve on the Board because of his extensive experience as an executive in both the private and public sector, his experience serving as a director of other public companies and his knowledge of financial matters, capital markets, investment management and the utilities industry.

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Name, Address and Age	Positions Held with Fund	Term of Office And Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios In Fund Complex Overseen By Director	Other Directorships Held by the Director During the Past 5 Years
Interested Director

Nathan I. Partain, CFA Age: 55	President, Chief Executive Officer and Director	Director since May 2007. Term expires 2013.	President and Chief Executive Officer of the Fund since February 2001 (Chief Investment Officer since April 1998; Executive Vice President, April 1998- February 2001; Senior Vice President, January 1997-April 1998); President and Chief Executive Officer of DPG since March 2011; President and Chief Executive Officer of DTF and DUC since February 2004; President and Chief Investment Officer of the Investment Adviser since April 2005 (Executive Vice President 1997- 2005); Director of Utility Research, Duff & Phelps Investment Research Co. 1989-1996 (Director of Equity Research, 1993- 1996 and Director of Fixed Income Research, 1993)	4	Chairman of the Board and Director, Otter Tail Corporation (manages diversified operations in the electric, plastics, manufacturing, health services and other business operations sectors)

Mr. Partain was selected to serve on the Board because of his significant knowledge of the
Fund’s operations as CEO of the Fund and President of the Investment Adviser, and
because of his experience serving as a director of another public utility company and
	chairman of its board and its audit committee.

(1)	Member of the executive committee of the Board, which has authority, with certain exceptions, to exercise the powers of the Board between Board meetings. The executive committee did not meet during 2011.
(2)	Member of the audit committee of the Board, which makes recommendations regarding the selection of the Fund’s independent registered public accounting firm and meets with representatives of that accounting firm to determine the scope of and review the results of each audit. The audit committee met twice during 2011.
(3)	Member of the contracts committee of the Board, which makes recommendations regarding the Fund’s contractual arrangements for investment management and administrative services, including the terms and conditions of such contracts. The contracts committee met twice during 2011.
(4)

Member of the nominating and governance committee of the Board, which selects nominees for election as directors, recommends individuals to be appointed by the Board as Fund officers and members of board

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